Exhibit 4.08

ODIS, Inc. PO Box 555 Storrs, CT 06268 www.poet-technologies.com

March 28, 2014

Daniel DeSimone

Dear Daniel:

We are pleased to provide you with an offer to join ODIS Inc. (“ODIS”), commencing April 1, 2014 in the exempt position of Vice President Product Development, (Exhibit 1— Core Responsibilities) reporting to Dr. Geoff Taylor, Chief Scientist and dotted line responsibilities to the President. Your starting salary will be at a rate of $60.10 per hour which is paid monthly and is the equivalent of one hundred twenty-five thousand ($125,000) annually. This position salary is based upon a 40-hour work week; the location is in Storrs, Connecticut.

ODIS, Inc. is engaged in research for military product applications and may engage in development related to optoelectronics and infrared detection for use in military and commercial semiconductor applications; and your employment and areas of responsibility shall be strictly limited to ODIS products.

ODIS Inc. is a wholly-owned U.S. company; it is also a U.S. affiliate company of POET Technologies Inc. (“POET”). ODIS & POET Technologies, Inc. (U.S. subsidiary) provide and manage all the human resources policies and procedures as well as the stock options and benefits presented in this offer letter.

In addition to the salary, we are pleased to offer you new hire stock options. The amount we will recommend to POET Technologies, Inc. Board of Directors is stock options for two hundred thousand (200,000) POET Technologies Inc. shares. The POET Board must approve all options granted, and you will be informed of the number of shares after your 90 day probation period of your joining ODIS. The grant price will be that of the close of business on the TSX-V Exchange on the date before the grant date. The shares will vest 33% every 12 months after grant date and be fully vested at the end of three years from grant date. The stock option grant has a ten-year duration.

Our benefit program includes an offering of medical and dental insurance for you and any of your eligible dependents, as well as short and long-term disability, life and accidental death insurance. If you elect to accept all or part of this insurance program, currently, ODIS pays eighty percent (80%) of the medical and 75% of the dental insurance premium, and you must pay the remaining 20% and 25% respectively. Health insurance coverage becomes effective on the first of the month following one month of service (5/1/2014). The life insurance, long-term disability, and short-term disability insurance expenses are paid one hundred percent (100%) by ODIS and are effective 31 days after employment. ODIS/POET Technologies also has a 401K Plan that you may elect to participate in upon the eligibility requirement of the Plan.

ODIS/POET Technologies reserve its right to change the insurance provided or your contribution toward such coverage at any time.

You will be eligible to receive two weeks (10) days of vacation per year and five (5) days of sick leave per year on an accrual basis. Sick leave is to be used only for illness. ODIS also observes twelve (12) paid holidays per year.

POET Technologies and ODIS may distribute employee manuals or handbooks, and officers or other representatives of POET Technologies/ODIS may make written or oral statements relating to POET Technologies policies and procedures. You agree to abide by such policies, procedures and statements, including POET Technologies Code of Ethics & Business Conduct.

This offer letter, its attachments, and the acknowledgement to uphold all POET Technologies and ODIS policies set forth the entire agreement between you, POET Technologies, and ODIS concerning your employment by ODIS. This position constitutes employment at will, which may be terminated at any time by you, POET Technologies or ODIS for any reason with or without cause. At the end of 90 days of employment, you will receive a performance statement regarding your status with ODIS.

We are looking forward to your accepting this offer and joining us. We respectfully will keep this offer open until March 31, 2014. To formally accept this offer, please sign two copies of this offer letter, and return one signed copy to me at ODIS, Inc. along with a signed copy of the Assignment of Inventions, Nondisclosure and Restrictive Covenants Agreement which shall be required in connection with the offer set forth herein. Upon joining, you will also be required to sign a US Form I-9 for which you will have to submit proof of your identity and US employment eligibility as mandated by US Federal regulations.

BY YOUR SIGNATURE BELOW, YOU HEREBY CONFIRM THAT: (1) YOU WILL NOT DISCLOSE OR USE ANY CONFIDENTIAL OR PROPRIETARY INFORMATION OR TRADE SECRETS OF ANY PRIOR EMPLOYER OR OTHER PERSON IN CONNECTION WITH YOUR EMPLOYMENT BY POET SOLAR, (2) YOU ARE NOT BEING HIRED IN A CAPACITY OR POSITION THAT WILL BE LIKELY TO CAUSE YOU TO INADVERTENTLY OR INEVITABLY USE OR DISCLOSE ANY SUCH CONFIDENTIAL OR PROPRIETARY INFORMATION OR TRADE SECRETS, (3) YOU ARE NOT SUBJECT TO ANY AGREEMENT OR COVENANT OR RESTRICTION WHICH WOULD RESTRICT OR PROHIBIT YOUR EMPLOYMENT WITH POET SOLAR OR PARTICIPATION IN THE TASKS THAT YOU ARE BEING HIRED TO PERFORM, AND (4) YOU HAVE NOT SOLICITED, NOR HAS POET SOLAR REQUESTED THAT YOU SOLICIT, ANY PERSON EMPLOYED BY YOUR FORMER EMPLOYER TO JOIN POET SOLAR.

Sincerely,

/s/ Leon Pierhal
Leon Pierhal
President & Director
ODIS/ POET Technologies, Inc.

I am pleased to accept this offer and understand and agree to its terms. I will report for work on or before April 1, 2014

Signature:	/s/ Daniel DeSimone	Date:	31 MAR 2014
Daniel DeSimone

Attachment - Assignment of Inventions, Nondisclosure and Restrictive Covenants Agreement

Code of Ethics and Business Conduct

POET Technologies Inc. Disclosures Policy

Exhibit 1

Core Responsibilities

•                 Instrumentally participate in the Synopsys, Inc. implementation, insuring its complete success.

•                 Utilizing POET’s core capabilities, research and develop a short term product(s) rollout roadmap addressing several vertical markets including potential partners within each, explaining how POET’s insertion would benefit each partner.

•                 Once a product has been selected, develop the initial engineering requirements required to fulfill the products evolution and success. Then, throughout its development insure a complete set of engineering drawings for each step/process/procedure are developed and maintained insuring each step is fully documented or flowcharted.

•                 Throughout a Product Development effort, working with POET’s Partners and the POET engineering design team establish achievable goals and insure timelines and deliverables are met.

•                 For each stage of product development establish targeted testing specification requirements which must be achieved, including the necessary procedures to assure adherence to the overall product design specifications and those which may be imposed by POET’s partners. Manage the testing process to insure adherence and product success.

•                 To be effective in your roll spend the time necessary to develop a complete understanding of POET’s testing ability/capability, available equipment and procedures.